


RECEIVED
MAR - 1 2007
213
WASH, D.C.
PROCESSING
SECTION

07005032

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF **12/31/06**
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

GREAT POINT CAPITAL, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Blvd., Suite 1450
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doyle Olson	**(312) 356- 4668**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

GREAT POINT CAPITAL, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

as of December 31, 2006

AVAILABLE FOR PUBLIC INSPECTION



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Members of
Great Point Capital, L.L.C.

We have audited the accompanying statement of financial condition of Great Point Capital, L.L.C. (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Great Point Capital, L.L.C. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 21, 2007

GREAT POINT CAPITAL, L.L.C.

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2006

ASSETS

Cash	$ 776,109
Receivables from broker-dealer	100,000
Securities owned, at market value	12,882,291
Commissions receivable	62,884
Other asset	969
	$ 13,822,253

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 84,509
Payable to affiliate	155,936
Payables to broker-dealer	2,544,433
Securities sold, not yet purchased, at market value	7,385,535
	10,170,413
Members' Equity	3,651,840
	$ 13,822,253

See accompanying notes.

GREAT POINT CAPITAL, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION
as of December 31, 2006

1. Organization and Business

Great Point Capital, L.L.C. (the "Company"), a Delaware limited liability company, was originally formed on October 11, 2000 as Maverick Brokerage, LLC. The Company changed its name on March 1, 2003. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company engages in the proprietary trading of corporate equity securities.

2. Summary of Significant Accounting Policies

Securities Valuation and Revenue Recognition
Securities transactions and related commissions and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased consist of corporate equity securities and are recorded in the statement of financial condition at market value, with the related unrealized profit or loss included in net trading gains in the statement of operations.

Income Taxes
No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Related Party Transaction

At December 31, 2006 the Company had a payable to this affiliate totaling $155,936.

4. Off-Balance Sheet Risk

In the normal course of business the Company enters into transactions in financial instruments with off-balance sheet risk that include short stocks. Securities sold, not yet purchased represent obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities.

5. Concentration of Credit Risk

At December 31, 2006, a significant credit concentration consisted of approximately $3,000,000, representing the market value of the Company's trading accounts carried by its clearing broker. Management does not consider any credit risk associated with this receivable to be significant.

At December 31, 2006 a significant credit concentration consisted of cash deposited in a bank account that exceeded federally insured limits by approximately $676,000 which represents approximately 19% of the Company's equity. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2006, the Company had net capital and net capital requirements of $176,314 and $100,000, respectively.

7. Contingency

In the normal course of business, the Company is subject to legal actions that involve claims for monetary relief. The Company's legal counsel has indicated that it cannot evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss therefrom. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material or adverse effect on the financial position of the Company.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **GREAT POINT CAPITAL, L.L.C.** as of **December 31, 2006**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)				$ 3,651,840	[3480]
2.	Deduct: Ownership equity not allowable for net capital					[3490]
3.	Total ownership equity qualified for net capital				$ 3,651,840	[3500]
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					[3520]
	B. Other (deductions) or allowable subordinated liabilities					[3525]
5.	Total capital and allowable subordinated liabilities				$ 3,651,840	[3530]
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (See below)		$ 63,853	[3540]		
	1. Additional charges for customers' and non-customers' security accounts			[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts			[3560]		
	B. Aged fail-to-deliver			[3570]		
	1. Number of items	[3450]				
	C. Aged short security differences- less reserved of	[3460]		[3580]		
	1. Number of items	[3470]				
	D. Secured demand note deficiency			[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges			[3600]		
	F. Other deductions and/or charges			[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)			[3615]		
	H. Total deduction and/or charges				$ (63,853)	[3620]
7.	Other additions and/or allowable credits (List)					[3630]
8.	Net Capital before haircuts on securities positions				$ 3,587,987	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):					
	A. Contractual securities commitments			[3660]		
	B. Subordinated securities borrowings			[3670]		
	C. Trading and Investment securities					
	1. Bankers' acceptance, certificates of deposit, and commercial paper			[3680]		
	2. U.S. and Canadian government obligations			[3690]		
	3. State and municipal government obligations			[3700]		
	4. Corporate obligations			[3710]		
	5. Stocks and warrants			[3720]		
	6. Options			[3730]		
	7. Arbitrage			[3732]		
	8. Other securities		$2,559,088	[3734]		
	D. Undue concentration		852,585	[3650]		
	E. Other (List)			[3736]	$ (3,411,673)	[3740]
10.	Net Capital				$ 176,314	[3750]

OMIT PENNIES

Non-Allowable Assets (line 6.A):

Commissions receivable	$ 62,884
Other assets	969
	$ 63,853

Note: There are no material differences between the audited computation of net capital and that per the Company's amended FOCUS report as filec

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	GREAT POINT CAPITAL, L.L.C.	as of **December 31, 2006**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$ 16,030	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)			$ 100,000	[3760]
14.	Excess net capital (line 10 less 13)			$ 76,314	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$ 152,270	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 240,445	[3790]
17.	Add:				
	A. Drafts for immediate credit		[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)		[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				[3838]
19.	Total aggregate indebtedness			$ 240,445	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)			1.36%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$	[3760]
25.	Excess net capital (line 10 less 24)	$	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of Companys in exchanges contributed for use of company (contra to item 1740) and Members securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

GREAT POINT CAPITAL, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of December 31, 2006

The Company did not handle any customer cash or securities during the year ended December 31, 2006 and does not have any customer accounts.

GREAT POINT CAPITAL, L.L.C.

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of December 31, 2006

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2006 and does not have any PAIB accounts.

GREAT POINT CAPITAL, L.L.C.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 as of December 31, 2006

The Company did not handle any customer securities or cash during the year ended December 31, 2006 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
Great Point Capital, L.L.C.

In planning and performing our audit of the statement of financial condition of Great Point Capital, L.L.C. (the "Company") as of December 31, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 21, 2007

END